Mail Stop 03-08

	March 4, 2005

Yulong Guo, President
Asia Electrical Power International Group, Inc.
#703-1112 West Pender Street
Vancouver, BC  V6E 2S1
Canada


	RE:	Asia Electrical Power International Group, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2 Commission File No. 333-120114
		Filed on February 14, 2005

Dear Mr. Guo:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment 1. We also note that this is your initial offering, the lack of any trading market for your shares now or immediately after this offering, and the fact that the selling shareholders are insiders selling a substantial number of your outstanding shares. It appears therefore that that the offering is being made "by or on behalf of the registrant." Equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in Rule 415(a)(4) under the Securities Act. Your offering does not appear to meet those requirements. As such, please revise your prospectus to disclose that the selling shareholders will conduct their offering at the fixed price for the duration of the offering.
The prospectus also should disclose clearly that the selling shareholders are underwriters in this offering. Revise your prospectus accordingly, including your cover page, summary, and plan of distribution sections.
2. We note that there have been changes in your results of operations from your original filing to your amended filing. Please tell us the nature and amount of each adjustment that you recorded in your Form
SB-2/A which was not reflected in your initial filing of Form SB-
2.
We may have further comments.
3. Please include a consent as an exhibit to your registration statement. See Rule 462 of Regulation C.

Security Ownership of Certain Beneficial Owners and Management,
page
23
4. Please disclose your response to prior comment 18 here or elsewhere as appropriate in the prospectus.

Signatures, page 53
5. We reissue prior comment 75. Please clarify Ms. Chen`s title as chief accounting officer as part of her individual signature on page
54, not merely on page 53 where she is signing on behalf of the registrant.

Exhibit 5.1
6. We reissue prior comment 77.  The legality opinion required by
Item 601 refers to the securities being registered in and offered pursuant to the registration statement. Although the registrant already has issued treasury shares to the selling shareholders, it is the subsequent offering to prospective investors pursuant to this prospectus that requires a legality opinion. As such, the legality opinion must speak as of the date of effectiveness of the registration statement.

Financial Statements, page 57
7. Please indicate in the table of contents that your interim financial statements are unaudited.

Summary of Significant Accounting Policies, page F-9
8. We note your disclosures that "Development costs are also expensed unless, in the Company`s view, they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized." Tell us in more detail how this policy complies with SFAS 2. Tell us about all instances where you have deferred research costs in accordance with your stated policy.

9. We note your response to prior comment 66. You indicate that you do not record estimates for sales returns and product warranties. If this is true, please tell us whether this is because your returns and warranties are immaterial as assessed within the context of SAB No.
99 or that you can not make reasonable estimates. In your next amendment, disclose that you do not record estimates for future sales returns and warranty expenses, including the reasons why you do not accrue such costs. Tell us supplementally the amounts you have recorded on a cash basis for the above items for the periods presented.

Note 7 Rentals Under Operating Leases, page F-13
10. We note your response to prior comment 72. Please confirm in your response that you do not have any of the conditions listed in paragraph 16.d. of SFAS No. 13. If any of the conditions do exist, please disclose the existing conditions in your next amendment.
11. We note your disclosures that the fair value of the rental expense of your Vancouver office is insignificant. Tell us how many square feet are provided to your company free of charge and how many people work out of this office. Quantify to us what you believe is the fair market value of the rental and show us how you determined that the free rent was not significant to your results of operations.

*  *  *  *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Brian McAllister, Staff Accountant, at (202) 824-5664 or the undersigned at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters.
Please contact Matthew Benson, Staff Attorney, at (202) 942-2824, David Mittelman, Legal Branch Chief, or H. Christopher Owings, Assistant Director, at (202) 942-1900 with any other questions you may have.


				Sincerely,



				Mike Moran
				Accounting Branch Chief

cc: 	Dena Khean
	Asia Electrical Power International Group Inc.
	Via Fax - (604) 697-8898

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Asia Electrical Power International Group, Inc.
March 4, 2005
Page 1